SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 18)

STATE BANCORP, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

855716 - 10 - 6
(CUSIP Number)

FOR THE YEAR ENDED DECEMBER 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]   Rule 13d-1(b)
[   ]   Rule 13d-1(c)
[   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

1 NAME OF REPORTING PERSON
  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  STATE BANCORP, INC. EMPLOYEE STOCK OWNERSHIP PLAN
  11 - 3223168
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) _____
                                                            (b)     X
--------------------------------------------------------------------------------
3 SEC USE ONLY

--------------------------------------------------------------------------------
4 CITIZENSHIP OR PLACE OF ORGANIZATION

  JERICHO, N.Y.

--------------------------------------------------------------------------------
NUMBER OF               5 SOLE VOTING POWER

SHARES                          0
                                --------------------------------------------------------
                        6 SHARED VOTING POWER
BENEFICIALLY
                          1,265,817
                                --------------------------------------------------------
OWNED BY                 7 SOLE DISPOSITIVE POWER

EACH REPORTING      0
                                --------------------------------------------------------
                        8 SHARED DISPOSITIVE POWER
PERSON WITH
                         1,265,817
                ---------------------------------------------------------

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  1,265,817

--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   7.58
--------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON

   EP
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 Page 2 of 5 pages

1 NAME OF REPORTING PERSON
  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

STATE BANK OF LONG ISLAND, AS PLAN SPONSOR OF
STATE BANK OF LONG ISLAND 401(K) PLAN AND TRUST
11-2124927

--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) _____
                                                            (b)     X
--------------------------------------------------------------------------------
3 SEC USE ONLY

--------------------------------------------------------------------------------
4 CITIZENSHIP OR PLACE OF ORGANIZATION

  NEW YORK

--------------------------------------------------------------------------------
NUMBER OF               5 SOLE VOTING POWER

SHARES                          0
                                --------------------------------------------------------
                        6 SHARED VOTING POWER
BENEFICIALLY
                         20,563
                                --------------------------------------------------------
OWNED BY                 7 SOLE DISPOSITIVE POWER

EACH REPORTING      0
                                --------------------------------------------------------
                        8 SHARED DISPOSITIVE POWER
PERSON WITH
                         20,563
                ---------------------------------------------------------

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  20,563

--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   0.12
--------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON

   EP
--------------------------------------------------------------------------------

 Page 3 of 5 pages

Item 1.
     (a)  Name of Issuer - State Bancorp, Inc. (the "Company")
     (b)  Address of Issuer's Principal Executive Offices – Two Jericho Plaza, Jericho, N.Y.  11753

Item 2.
     (a)  Name of Person Filing:
            State Bancorp, Inc. Employee Stock Ownership Plan
            State Bancorp, Inc., as plan sponsor of the State Bancorp, Inc. Employee Stock Ownership Plan and as parent company of State Bank of Long Island, plan sponsor of State Bank of Long Island 401(k) Retirement Plan and Trust
     (b)  Address of Principal Business Office - Two Jericho Plaza, Jericho, N.Y
     (c)  Place of Organization - New York State
     (d)  Title of Class of Securities - Common Stock, par value $0.01 per share, of State Bancorp, Inc.
     (e)  CUSIP Number - 855716-10-6

Item 3. - If  this  statement  is  filed  pursuant  to  Rule 13d-1(b), or 13d-2(b),  check whether the person filing is a:

     (f)     X            Employee Benefit Plan, which is subject
     ----------------- to the provisions of the Employment Income Security
                             Act of 1974, as amended, in accordance with Rule 13d-1 (b) (1) (ii) (F)

Item 4.  -  Ownership

State Bancorp, Inc. may be deemed to beneficially own the Common Stock of the Company held by the trusts which form part of the State Bancorp, Inc. Employee Stock Ownership Plan ("ESOP") and the State Bank of Long Island 401(k) Retirement Plan and Trust ("401(k) Plan") (together, the "Plans") by nature of the Company's status as a fiduciary of the ESOP and parent company of State Bank of Long Island, plan sponsor and fiduciary of the 401(k) Plan. Prudential Bank & Trust, FSB is the corporate trustee of both the ESOP and the 401(k) Plan. The following information with respect to the Plans ownership of Common Stock of the Company is provided as of December 31, 2010.

(a) Amount  Beneficially Owned – 1,286,380 shares
    (b) Percent of Class - 7.70
    (c) (i) sole  power to vote or direct  the vote - 0 shares
    (c) (ii) shared power to vote or direct  the vote – 1,286,380 shares
    (c) (iii) sole power to dispose or to direct the disposition of – 0 shares
    (c) (iv) shared power to dispose or to direct the disposition of - 1,286,380 shares

The information set forth on cover pages 1 and 2 with respect to the beneficial ownership of the Common Stock of the Company by the Reporting Persons is incorporated herein by reference.

Item 5.
    DOES NOT APPLY

Item 6.
On December 31, 2010, participating employees had rights to receive dividends from their share of the 1,265,817 shares of Common Stock that were allocated to their accounts under the Employee Stock Ownership Plan as of that date. Participants can elect to have cash dividends distributed to them or to have cash dividends reinvested in Common Stock.

On December 31, 2010, participating employees had rights to receive dividends from their share of the 20,563 shares of Common Stock that were allocated to their accounts under the 401(k) Retirement Plan and Trust as of that date. All cash dividends are reinvested in Common Stock.

Page 4 of 5 pages

Item 7.
    DOES NOT APPLY

Item 8.
    DOES NOT APPLY

Item 9.
    DOES NOT APPLY

Item 10.  -  Certification
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STATE BANCORP, INC. EMPLOYEE STOCK OWNERSHIP PLAN

	By:	STATE BANCORP, INC., AS PLAN SPONSOR

February 11, 2011	By:	/s/ Brian K. Finneran
Date		Brian K. Finneran
Chief Financial Officer

STATE BANK OF LONG ISLAND 401(K) RETIREMENT PLAN AND TRUST

By:	STATE BANK OF LONG ISLAND, AS PLAN SPONSOR

By:	/s/ Brian K. Finneran
Brian K. Finneran
Chief Financial Officer

Page 5 of 5 pages